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--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: JANUARY 31, 2005
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(h) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
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1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                                                                    Director             10% Owner
   Furlong,       Patrick         Shane             Evolving Systems, Inc. (EVOL)              ----                 ----
---------------------------------------------------------------------------------------------   X   Officer (give        Other
    (Last)        (First)        (Middle)    3. I.R.S. Identification   4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Day/Year                    below)       below
                                                Person, if an entity                            Vice President, Principal -
                                                (voluntary)                                     Consulting Practice
           9777 Mt. Pyramid Court                                         October 2, 2002     -----------------  ------------------
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original   _X_Form filed by One Reporting Person
                                                                           (Month/Day/Year)   ___Form filed by More than One
  Englewood,       CO               80112                                                        Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of   2. Trans-  2A. Deemed     3. Trans-     4. Securities Acquired (A)      5. Amount of      6. Owner-     7. Nature
   Security      action      Execution     action        or Disposed of (D)              Securities        ship          of In-
   (Instr. 3)    Date        Date,         Code          (Instr. 3, 4 and 5)             Beneficially      Form:         direct
                             if any        (Instr. 8)                                    Owned Follow-     Direct        Bene-
                 (Month/     (Month/                                                     ing Reported      (D) or        ficial
                 Day/        Day/          ------------------------------------------    Transaction(s)    Indirect      Owner-
                 Year)       Year)                                   (A) or              (Instr. 3         (I)           ship
                                           Code    V       Amount    (D)     Price        and 4)           (Instr. 4)    (Instr. 4)

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FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security     2. Conver-   3. Trans-   3A. Deemed   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action       Execution   tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date         Date,       (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/       if any                    posed of (D)             (Month/Day/
                                       Deriv-       Day/         (Month/                   (Instr. 3, 4, and 5)     Year)
                                       ative        Year)        Day/
                                       Security                  Year)


                                                                          --------------------------------------  ----------------
                                                                                                                  Date     Expira-
                                                                                                                  Exer-    tion
                                                                           Code    V        (A)        (D)        cisable  Date
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Incentive Stock Option                $2.75        10/2/02                  D                          875         (1)      4/7/08
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Incentive Stock Option                $2.44        10/2/02                  D                        4,375         (2)     12/3/08
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Incentive Stock Option                $4.19        10/2/02                  D                        8,250         (3)     5/17/09
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Incentive Stock Option                $5.85        10/2/02                  D                        9,375         (4)    10/26/09
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Incentive Stock Option                $9.38        10/2/02                  D                       10,000         (5)     3/14/10
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Incentive Stock Option                $3.75        10/2/02                  D                        3,282         (6)     5/30/10
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Incentive Stock Option                $5.25        10/2/02                  D                       10,000         (7)     7/27/10
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Incentive Stock Option                $5.04        10/2/02                  D                       23,490         (8)      8/6/10
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Non-Qualified Stock Option            $5.04        10/2/02                  D                        1,510         (9)      8/6/10
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Incentive Stock Option                $2.19        10/2/02                  D                       14,512        (10)      1/2/11
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Non-Qualified Stock Option            $2.19        10/2/02                  D                       20,488        (11)      1/2/11
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7. Title and Amount of          8. Price of      9. Number of     10. Ownership     11. Nature of
   Underlying Securities           Derivative       Derivative        Form of           Indirect
   (Instr. 3 and 4)                Security         Securities        Derivative        Beneficial
                                   (Instr. 5)       Beneficially      Securities:       Ownership
                                                    Owned             Direct (D) or     (Instr. 4)
                                                    Following         Indirect (I)
                                                    Reported          (Instr. 4)
                                                    Transaction(s)
   -----------------------                          (Instr. 4)
   Title         Amount or
                 Number of
                 Shares
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Common Stock        875              (1)               0                  D
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Common Stock      4,375              (2)               0                  D
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Common Stock      8,250              (3)               0                  D
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Common Stock      9,375              (4)               0                  D
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Common Stock     10,000              (5)               0                  D
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Common Stock      3,282              (6)               0                  D
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Common Stock     10,000              (7)               0                  D
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Common Stock     23,490              (8)               0                  D
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Common Stock      1,510              (9)               0                  D
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Common Stock     14,512             (10)               0                  D
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Common Stock     20,488             (11)               0                  D
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Explanation of Responses:

Furlong, Patrick Shane
Evolving Systems, Inc.
October 2, 2002
9777 Mt. Pyramid Court
Englewood, CO  80112

(1)  The reporting person tendered to the issuer, for cancellation, an option granted to the reporting person on September 25,
1998. The option grant provided for vesting as follows: 500 shares to vest on April 8, 1999; the remaining 1,500 to vest quarterly in 12 quarterly installments beginning July 8, 1999.

(2)  The reporting person tendered to the issuer, for cancellation, an option granted to the reporting person on December 4, 1998.
The option grant provided for vesting as follows: 100% of the shares to vest in 16 quarterly installments beginning March 4, 1999.

(3)  The reporting person tendered to the issuer, for cancellation, an option granted to the reporting person on May 18, 1999. The option grant provided for vesting as follows: 100% of the shares to vest in 16 quarterly installments beginning August 18, 1999.

(4)  The reporting person tendered to the issuer, for cancellation, an option granted to the reporting person on October 27, 1999.
The option grant provided for vesting as follows: 100% of the shares to vest in 16 quarterly installments beginning January 27,
2000.

(5)  The reporting person tendered to the issuer, for cancellation, an option granted to the reporting person on March 15, 2000.
The option grant provided for vesting as follows: 100% of the shares to vest in 16 quarterly installments beginning June 15, 2000.

(6)  The reporting person tendered to the issuer, for cancellation, an option granted to the reporting person on May 31, 2000.
The option grant provided for vesting as follows: 100% of the shares to vest in 16 quarterly installments beginning August 31,
2000.

(7)  The reporting person tendered to the issuer, for cancellation, an option granted to the reporting person on July 28, 2000.
The option grant provided for vesting as follows: 100% of the shares to vest in 16 quarterly installments beginning October 28,
2000.

(8)  The reporting person tendered to the issuer, for cancellation, an option granted to the reporting person on August 7, 2000.
The option grant provided for vesting as follows: 1,562 shares vest on November 7, 2000; 5,419 shares vest in four quarterly installments beginning February 7, 2001; 5,571 shares vest in four quarterly installments beginning February 7, 2002; 10,938 shares vest in seven quarterly installments beginning February 7, 2003.

(9)  The reporting person tendered to the issuer, for cancellation, an option granted to the reporting person on August 7, 2000.
The option grant provided for vesting as follows: 831 shares vest in four quarterly installments beginning February 7, 2001; 679 shares vest in four quarterly installments beginning February 7, 2002.

(10) The reporting person tendered to the issuer, for cancellation, an option granted to the reporting person on January 3, 2001.
The option grant provided for vesting as follows: 3,574 shares vest in four quarterly installments beginning January 3, 2003;
8,750 shares vest in four quarterly installments beginning January 3, 2004; 2,188 shares vest on January 3, 2005.

(11) The reporting person tendered to the issuer, for cancellation, an option granted to the reporting person on January 3, 2001.
The option grant provided for vesting as follows: 6,562 shares vest in three quarterly installments beginning April 3, 2001;
8,750 shares vest in four quarterly installments beginning January 3, 2002; 5,176 share vest in four quarterly installments beginning January 3, 2003.



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).
                                                                                      /s/ Anita T. Moseley
                                                                                      Attorney-In-Fact                   10/3/02
                                                                                  -----------------------------------  -----------
**Intentional misstatements or omissions of facts constitute                        **Signature of Reporting Person       Date
  Federal Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).            for Patrick Shane Furlong

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


HTTP://WWW.SEC.GOV/DIVISION/CORPFIN/FORMS/FORM.HTM
LAST UPDATE: 09/05/2002

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